UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 8, 2015

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the First Quarter 2015 Report of UBS AG, which appears immediately following this page.

UBS AG

First quarter 2015 report

UBS AG (consolidated) key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.15	31.12.14	31.3.14

Results
Operating income	8,860	6,745	7,258
Operating expenses	6,167	6,333	5,865
Operating profit/(loss) before tax	2,693	412	1,393
Net profit/(loss) attributable to UBS AG shareholders	2,023	893	1,054
Diluted earnings per share (CHF)	0.53	0.23	0.27

Key performance indicators[1]
Profitability
Return on tangible equity (%)	17.7	8.2	10.2
Return on assets, gross (%)	3.4	2.6	2.9
Cost/income ratio (%)	69.5	93.1	81.1
Growth
Net profit growth (%)	126.5	17.2	14.9
Net new money growth for combined wealth management businesses (%)	3.8	1.7	2.9
Resources
Common equity tier 1 capital ratio (fully applied, %)[2]	14.6	14.2	13.2
Swiss SRB leverage ratio (phase-in, %)[3]	5.3	5.4	5.0

Additional information
Profitability
Return on equity (RoE) (%)	15.3	6.9	8.7
Return on risk-weighted assets, gross (%)[4]	16.1	12.3	12.6
Resources
Total assets	1,050,122	1,062,327	982,530
Equity attributable to UBS AG shareholders	53,815	52,108	49,023
Common equity tier 1 capital (fully applied)[2]	31,725	30,805	29,937
Common equity tier 1 capital (phase-in)[2]	41,808	44,090	41,187
Risk-weighted assets (fully applied)[2]	216,893	217,158	226,805
Risk-weighted assets (phase-in)[2]	219,376	221,150	229,879
Common equity tier 1 capital ratio (phase-in, %)[2]	19.1	19.9	17.9
Total capital ratio (fully applied, %)[2]	19.3	19.0	16.8
Total capital ratio (phase-in, %)[2]	24.5	25.6	22.7
Swiss SRB leverage ratio (fully applied, %)	4.3	4.1	3.8
Swiss SRB leverage ratio denominator (fully applied)[3]	978,709	999,124	987,899
Swiss SRB leverage ratio denominator (phase-in)[3]	983,822	1,006,001	993,970
Other
Invested assets (CHF billion)[5]	2,708	2,734	2,424
Personnel (full-time equivalents)	60,113	60,155	60,326
Market capitalization[6]	70,355	63,243	70,180
Total book value per share (CHF)[6]	14.03	13.56	13.07
Tangible book value per share (CHF)[6]	12.33	11.80	11.41

1  Refer to the “Measurement of performance” section of the Annual Report 2014 for the definitions of the key performance indicators.    2  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the UBS Group first quarter 2015 report for more information.    3  In accordance with Swiss SRB rules. Refer to the “Capital management” section of the UBS Group first quarter 2015 report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  Includes invested assets for Retail & Corporate.    6  Refer to the “UBS shares” section of the UBS Group first quarter 2015 report for more information.

Corporate calendar UBS AG
Publication dates of further quarterly and annual reports will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London, New York and Singapore.

UBS AG, Investor Relations P.O.

Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For global registered share-related enquiries in the US.

Computershare

P.O. Box 30170

College Station

TX 77842, USA

Shareholder online enquiries:

https://www-us.computershare.com/ investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint
Publisher: UBS AG, Zurich, Switzerland | www.ubs.com Language: English © UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

3	Introduction
4	Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)
6	Interim consolidated financial statements UBS AG (unaudited)
6	Income statement
7	Statement of comprehensive income
9	Balance sheet
10	Statement of changes in equity
12	Statement of cash flows
14	1	Basis of accounting
15	2	Segment reporting
17	3	Net interest and trading income
18	4	Net fee and commission income
18	5	Other income
19	6	Personnel expenses
19	7	General and administrative expenses
19	8	Income taxes
20	9	Earnings per share (EPS) and shares outstanding
21	10	Fair value measurement
35	11	Derivative instruments
36	12	Offsetting financial assets and financial liabilities
38	13	Other assets and liabilities
39	14	Financial liabilities designated at fair value
39	15	Debt issued
40	16	Provisions and contingent liabilities
50	17	Guarantees, commitments and forward starting transactions
51	18	Changes in organization
52	19	Currency translation rates
53	Supplemental information (unaudited) for UBS AG (standalone)
54	Income statement
55	Balance sheet
55	Basis of accounting
56	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
56	Regulatory key figures

Introduction

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. Financial information for UBS AG (consolidated) does not differ materially from UBS Group AG (consolidated).

This quarterly report for UBS AG includes the interim consolidated financial statements of UBS AG for the period ended 31 March 2015 and certain supplemental information for UBS AG (standalone). For additional information regarding UBS Group and UBS AG, refer to the first quarter 2015 UBS Group report, which includes information on the UBS AG (consolidated) risk profile, capital ratios, leverage ratios and outstanding shares.

è	Refer to www.ubs.com/investors for the UBS Group first quarter 2015 report

Group holding company

During 2014, we established UBS Group AG as the holding company of the UBS Group and the parent company of UBS AG through an offer to acquire all the issued shares of UBS AG in exchange for shares of UBS Group AG on a one-for-one basis. As of 31 March 2015, the UBS Group held 97.46% of UBS AG shares.

The consolidated assets and liabilities of the Group were not affected by the transaction. No cash offer was made for UBS AG shares and therefore no cash proceeds have resulted from the issuance of UBS Group AG shares in connection with the exchange offer.

UBS Group AG has filed a request with the Commercial Court of the Canton of Zurich for a procedure under article 33 of the Swiss Stock Exchanges and Securities Trading Act (SESTA procedure). If the SESTA procedure is successful, the shares of the remaining minority shareholders of UBS AG will be automatically exchanged for UBS Group AG shares, and UBS Group AG will become the 100% owner of UBS AG. The timing and success of the SESTA procedure are dependent on the court. We currently expect that the SESTA procedure will be completed in the second half of 2015. UBS Group AG may continue to acquire additional UBS AG shares using any method permitted under applicable law, including through dividend distributions, purchases of UBS AG shares or share equivalents or exchanges of UBS AG shares with UBS Group AG shares on a one-for-one basis.

UBS Group AG shares have been listed on the SIX Swiss Exchange (SIX) (Ticker symbol: UBSG) since 28 November 2014 and also began regular-way trading on the New York Stock Exchange (NYSE) (Ticker symbol: UBS) on the same date. UBS AG shares were delisted from the NYSE on 17 January 2015. UBS AG shares will also be delisted from SIX after UBS Group AG has become the 100% owner of UBS AG through the SESTA procedure or otherwise.

Our strategy, our business and the way we serve our clients are not affected by the changes to our legal structure. They also have no material effect on the organization, processes, roles and responsibilities with respect to how UBS is managed and governed. UBS Group AG’s Board of Directors and Group Executive Board have the same members as UBS AG’s Board of Directors and Group Executive Board, respectively.

3

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The table on the next page shows the differences between UBS Group AG (consolidated) and UBS AG (consolidated) financial, capital and liquidity and funding information. These differences relate to the following:

–

Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG are not subject to elimination in the UBS AG (consolidated) financial statements, but are eliminated in the UBS Group AG (consolidated) financial statements.

–

The accounting policies applied under International Financial Reporting Standards (IFRS) in both financial statements are identical. However, there are differences in equity and net profit, as a small portion of UBS AG shares is still held by shareholders with a non-controlling interest (NCI) and due to different presentation requirements related to preferred notes issued by UBS AG.

–

Total equity of UBS Group AG consolidated includes non-controlling interests in UBS AG. Most of the difference in equity attributable to shareholders between the consolidated equity of UBS Group AG and UBS AG relates to these non-controlling interests. Net profit attributable to non-exchanged UBS AG shares is presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.
–

Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–

Fully applied total capital of UBS AG (consolidated) is lower than for UBS Group AG (consolidated), reflecting lower additional tier 1 (AT1) capital and lower tier 2 capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG following the transfer of the grantor function for the Group’s employee deferred compensation plans from UBS AG to UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes and the 2014 deferred contingent capital plan (DCCP) award held on a UBS Group AG level. The difference in tier 2 capital relates to 2012 and 2013 DCCP awards held at the UBS Group AG level.

4

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

	As of or for the quarter ended 31.3.15				As of or for the quarter ended 31.12.14
CHF million, except where indicated	UBS Group AG (conso- lidated)	UBS AG (conso- lidated)	Difference (absolute)	Difference (%)	UBS Group AG (conso- lidated)	UBS AG (conso- lidated)	Difference (absolute)	Difference (%)
Income statement
Operating income	8,841	8,860	(19)	0	6,746	6,745	1	0
Operating expenses	6,134	6,167	(33)	(1)	6,342	6,333	10	0
Operating profit/(loss) before tax	2,708	2,693	15	1	404	412	(8)	(2)
Net profit/(loss)	2,038	2,023	15	1	919	927	(9)	(1)
of which: net profit/(loss) attributable to shareholders	1,977	2,023	(46)	(2)	858	893	(36)	(4)
of which: net profit/(loss) attributable to preferred noteholders	0	0	0		31	31	0	0
of which: net profit/(loss) attributable to non-controlling interests	61	0	61		29	2	27
Balance sheet
Total assets	1,048,850	1,050,122	(1,272)	0	1,062,478	1,062,327	151	0
Total liabilities	993,194	994,379	(1,185)	0	1,008,110	1,008,162	(52)	0
Total equity	55,656	55,742	(86)	0	54,368	54,165	203	0
of which: equity attributable to shareholders	52,359	53,815	(1,456)	(3)	50,608	52,108	(1,500)	(3)
of which: equity attributable to preferred noteholders	0	1,889	(1,889)	(100)	0	2,013	(2,013)	(100)
of which: equity attributable to non-controlling interests	3,298	39	3,259		3,760	45	3,715
Capital information (fully applied)
Additional tier 1 capital	3,949	0	3,949		467	0	467
Tier 2 capital	10,975	10,038	936	9	11,398	10,451	947	9
Common equity tier 1 capital	29,566	31,725	(2,159)	(7)	28,941	30,805	(1,864)	(6)
Total capital	44,490	41,763	2,727	7	40,806	41,257	(451)	(1)
Risk-weighted assets	216,385	216,893	(508)	0	216,462	217,158	(696)	0
Leverage ratio denominator	976,934	978,709	(1,775)	0	997,822	999,124	(1,302)	0
Common equity tier 1 capital ratio (%)	13.7	14.6	(0.9)		13.4	14.2	(0.8)
Total capital ratio (%)	20.6	19.3	1.3		18.9	19.0	(0.1)
Leverage ratio (%)	4.6	4.3	0.3		4.1	4.1	0.0
Share information
Shares issued (number of shares)	3,739,518,390	3,844,560,913	(105,042,523)	(3)	3,717,128,324	3,844,560,913	(127,432,589)	(3)
Shares outstanding (number of shares)	3,654,259,506	3,835,846,436	(181,586,930)	(5)	3,629,256,587	3,842,445,658	(213,189,071)	(6)
Diluted earnings per share (CHF)	0.53	0.53	0.00	0	0.23	0.23	0.00	0
Tangible book value per share (CHF)	12.59	12.33	0.26	2	12.14	11.80	0.34	3

5

Interim consolidated financial statements UBS AG (unaudited)

Interim consolidated financial statements

UBS AG (unaudited)

Income statement

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Interest income	3	3,174	3,314	3,191	(4)	(1)
Interest expense	3	(1,536)	(1,447)	(1,620)	6	(5)
Net interest income	3	1,638	1,867	1,572	(12)	4
Credit loss (expense)/recovery		(16)	(60)	28	(73)
Net interest income after credit loss expense		1,621	1,807	1,600	(10)	1
Net fee and commission income	4	4,423	4,396	4,112	1	8
Net trading income	3	2,128	436	1,357	388	57
Other income	5	687	106	189	548	263
Total operating income		8,860	6,745	7,258	31	22
Personnel expenses	6	4,172	3,732	3,967	12	5
General and administrative expenses	7	1,747	2,359	1,679	(26)	4
Depreciation and impairment of property and equipment		221	219	199	1	11
Amortization and impairment of intangible assets		28	23	20	22	40
Total operating expenses		6,167	6,333	5,865	(3)	5
Operating profit/(loss) before tax		2,693	412	1,393	554	93
Tax expense/(benefit)	8	669	(515)	339		97
Net profit/(loss)		2,023	927	1,054	118	92
Net profit/(loss) attributable to preferred noteholders		0	31	0	(100)
Net profit/(loss) attributable to non-controlling interests		0	2	0	(100)
Net profit/(loss) attributable to UBS AG shareholders		2,023	893	1,054	127	92

Earnings per share (CHF)
Basic	9	0.53	0.24	0.28	121	89
Diluted	9	0.53	0.23	0.27	130	96

6

Statement of comprehensive income

	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14

Comprehensive income attributable to UBS AG shareholders
Net profit/(loss)	2,023	893	1,054

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(834)	726	(176)
Foreign exchange amounts reclassified to the income statement from equity	0	2	0
Income tax relating to foreign currency translation movements	3	(1)	2
Subtotal foreign currency translation, net of tax	(831)	726	(174)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	222	148	88
Impairment charges reclassified to the income statement from equity	0	18	0
Realized gains reclassified to the income statement from equity	(121)	(69)	(43)
Realized losses reclassified to the income statement from equity	16	7	3
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(38)	(25)	(18)
Subtotal financial investments available-for-sale, net of tax	79	78	31
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	264	672	538
Net (gains)/losses reclassified to the income statement from equity	(245)	(342)	(268)
Income tax relating to cash flow hedges	(4)	(72)	(60)
Subtotal cash flow hedges, net of tax	15	258	210
Total other comprehensive income that may be reclassified to the income statement, net of tax	(736)	1,062	67

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	735	(859)	454
Income tax relating to defined benefit plans	(185)	171	(110)
Subtotal defined benefit plans, net of tax	550	(688)	344
Total other comprehensive income that will not be reclassified to the income statement, net of tax	550	(688)	344

Total other comprehensive income	(186)	374	411
Total comprehensive income attributable to UBS AG shareholders	1,837	1,268	1,465

7

Interim consolidated financial statements UBS AG (unaudited)

Statement of comprehensive income (continued)

	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	0	31	0
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(124)	50	(16)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(124)	50	(16)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(124)	50	(16)
Total comprehensive income attributable to preferred noteholders	(124)	81	(16)

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	0	2	0
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(2)	0	(1)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(2)	0	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(2)	0	(1)
Total comprehensive income attributable to non-controlling interests	(1)	3	(1)

Total comprehensive income
Net profit/(loss)	2,023	927	1,054
Other comprehensive income	(312)	424	394
of which: other comprehensive income that may be reclassified to the income statement	(736)	1,062	67
of which: other comprehensive income that will not be reclassified to the income statement	424	(638)	327
Total comprehensive income	1,712	1,352	1,448

8

Balance sheet

				% change from
CHF million	Note	31.3.15	31.12.14	31.12.14

Assets
Cash and balances with central banks		68,854	104,073	(34)
Due from banks		13,261	13,334	(1)
Cash collateral on securities borrowed	12	26,755	24,063	11
Reverse repurchase agreements	12	79,811	68,414	17
Trading portfolio assets	10	133,581	138,156	(3)
of which: assets pledged as collateral which may be sold or repledged by counterparties		52,377	56,018	(6)
Positive replacement values	10, 11, 12	252,876	256,978	(2)
Cash collateral receivables on derivative instruments	12	34,550	30,979	12
Financial assets designated at fair value	10, 12	4,752	4,493	6
Loans		314,957	315,984	0
Financial investments available-for-sale	10	71,077	57,159	24
Investments in associates		950	927	2
Property and equipment		6,926	6,854	1
Goodwill and intangible assets		6,507	6,785	(4)
Deferred tax assets		10,140	11,060	(8)
Other assets	13	25,125	23,069	9
Total assets		1,050,122	1,062,327	(1)

Liabilities
Due to banks		10,294	10,492	(2)
Cash collateral on securities lent	12	9,725	9,180	6
Repurchase agreements	12	14,159	11,818	20
Trading portfolio liabilities	10	30,132	27,958	8
Negative replacement values	10, 11, 12	250,861	254,101	(1)
Cash collateral payables on derivative instruments	12	47,076	42,372	11
Financial liabilities designated at fair value	10, 12, 14	70,124	75,297	(7)
Due to customers		404,777	410,979	(2)
Debt issued	15	84,596	91,207	(7)
Provisions	16	3,956	4,366	(9)
Other liabilities	13	68,679	70,392	(2)
Total liabilities		994,379	1,008,162	(1)

Equity
Share capital		384	384	0
Share premium		32,044	32,057	0
Treasury shares		(154)	(37)	316
Retained earnings		25,475	22,902	11
Other comprehensive income recognized directly in equity, net of tax		(3,935)	(3,199)	23
Equity attributable to UBS AG shareholders		53,815	52,108	3
Equity attributable to preferred noteholders		1,889	2,013	(6)
Equity attributable to non-controlling interests		39	45	(13)
Total equity		55,742	54,165	3
Total liabilities and equity		1,050,122	1,062,327	(1)

9

Interim consolidated financial statements UBS AG (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium[1]	Treasury shares	Retained earnings
Balance as of 1 January 2014	384	33,906	(1,031)	20,608
Issuance of share capital	0
Acquisition of treasury shares			(819)
Disposal of treasury shares			385
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		(5)
Employee share and share option plans		(52)
Tax (expense)/benefit recognized in share premium		1
Dividends
Equity classified as obligation to purchase own shares		22
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				1,398
of which: Net profit/(loss)				1,054
of which: Other comprehensive income that may be reclassified to the income statement, net of tax				344
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2014	384	33,896	(1,464)	22,006

Balance as of 1 January 2015	384	32,057	(37)	22,902
Issuance of share capital
Acquisition of treasury shares			(124)
Disposal of treasury shares			7
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(1)
Premium on shares issued and warrants exercised
Employee share and share option plans		(14)
Tax (expense)/benefit recognized in share premium		1
Dividends
Equity classified as obligation to purchase own shares
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				2,573
of which: Net profit/(loss)				2,023
of which: Other comprehensive income that may be reclassified to the income statement, net of tax
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				550
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2015	384	32,044	(154)	25,475

1  In the first quarter of 2015, a presentational change was made to the statement of changes in equity. Equity classified as obligation to purchase own shares is now reported within Share premium. The prior period was restated.    2  Excludes defined benefit plans that are recorded directly in retained earnings.

10

Other comprehensive income recognized directly in equity, net of tax[2]	of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	Total equity attributable to UBS AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
(5,866)	(7,425)	95	1,463	48,002	1,893	41	49,936
				0			0
				(819)			(819)
				385			385
				24			24
				(5)			(5)
				(52)			(52)
				1			1
				0		(4)	(4)
				22			22
				0	0		0
				0			0
				0			0
67	(174)	31	210	1,465	(16)	(1)	1,448
				1,054		0	1,054
67	(174)	31	210	67			67
				344			344
				0	(16)	(1)	(17)
(5,799)	(7,599)	126	1,673	49,023	1,877	36	50,937

(3,199)	(5,591)	236	2,156	52,108	2,013	45	54,165
				0			0
				(124)			(124)
				7			7
				(1)			(1)
				0			0
				(14)			(14)
				1			1
				0		(5)	(5)
				0			0
				0	0		0
				0			0
				0			0
(736)	(831)	79	15	1,837	(124)	(1)	1,712
				2,023		0	2,023
(736)	(831)	79	15	(736)			(736)
				550			550
				0	(124)	(2)	(125)
(3,935)	(6,422)	315	2,171	53,815	1,889	39	55,742

11

Interim consolidated financial statements UBS AG (unaudited)

Statement of cash flows

	Year-to-date
CHF million	31.3.15	31.3.14[1]

Cash flow from/(used in) operating activities
Net profit/(loss)	2,023	1,054
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	221	199
Amortization and impairment of intangible assets	28	20
Credit loss expense/(recovery)	16	(28)
Share of net profits of associates	(23)	(35)
Deferred tax expense/(benefit)	495	265
Net loss/(gain) from investing activities	(610)	(48)
Net loss/(gain) from financing activities	2,023	393
Other net adjustments	6,344	288
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	(93)	1,374
Cash collateral on securities borrowed and reverse repurchase agreements	(17,712)	8,070
Cash collateral on securities lent and repurchase agreements	3,895	7,904
Trading portfolio, replacement values and financial assets designated at fair value	16	1,482
Cash collateral on derivative instruments	3,003	(287)
Loans	(4,228)	(8,556)
Due to customers	(4,728)	(1,025)
Other assets, provisions and other liabilities	(793)	(1,102)
Income taxes paid, net of refunds	(36)	(81)
Net cash flow from/(used in) operating activities	(10,158)	9,886

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(38)	0
Disposal of subsidiaries, associates and intangible assets[2]	155	26
Purchase of property and equipment	(397)	(329)
Disposal of property and equipment	505	66
Net (investment in)/divestment of financial investments available-for-sale[3]	(19,823)	3,756
Net cash flow from/(used in) investing activities	(19,599)	3,519

1  In the first quarter of 2015, UBS AG refined its definition of cash and cash equivalents to exclude cash collateral receivables on derivatives with bank counterparties. Prior periods were restated. Refer to Note 1 for more information.    2   Includes dividends received from associates.    3  Includes gross cash inflows from sales and maturities (CHF 26,451 million for the three months ended 31 March 2015; CHF 32,567 million for the three months ended 31 March 2014) and gross cash outflows from purchases (CHF 46,274 million for the three months ended 31 March 2015; CHF 28,811 million for the three months ended 31 March 2014).

Table continues on the next page.

12

Statement of cash flows (continued)

	Year-to-date
CHF million	31.3.15	31.3.14[1]

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(3,584)	(5,032)
Net movements in treasury shares and own equity derivative activity	0	(755)
Issuance of long-term debt, including financial liabilities designated at fair value	16,414	8,306
Repayment of long-term debt, including financial liabilities designated at fair value	(13,592)	(9,061)
Dividends paid and repayments of preferred notes	(1)	(1)
Net changes of non-controlling interests	(5)	(4)
Net cash flow from/(used in) financing activities	(768)	(6,546)

Effects of exchange rate differences on cash and cash equivalents	(3,813)	(649)
Net increase/(decrease) in cash and cash equivalents	(34,338)	6,209
Cash and cash equivalents at the beginning of the year	116,715	99,580
Cash and cash equivalents at the end of the year	82,377	105,788

Cash and cash equivalents comprise:
Cash and balances with central banks	68,854	87,548
Due from banks	11,712	17,132
Money market paper[2]	1,811	1,109
Total[3]	82,377	105,788

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	2,537	2,690
Cash paid as interest	1,364	1,356
Cash received as dividends on equity investments, investment funds and associates[4]	479	554

1  In the first quarter of 2015, UBS AG refined its definition of cash and cash equivalents to exclude cash collateral receivables on derivatives with bank counterparties. Prior periods were restated. Refer to Note 1 for more information.    2  Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3   CHF 4,166 million and CHF 3,699 million of cash and cash equivalents were restricted as of 31 March 2015 and 31 March 2014, respectively. Refer to Note 25 in the Annual Report 2014 for more information.    4   Includes dividends received from associates reported within cash flow from/(used) investing activities.

13

Notes to the UBS AG interim consolidated financial statements

Notes to the UBS AG interim

consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where the entity UBS AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2014, except for the changes described below. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the UBS AG Annual Report 2014. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” of the UBS AG Annual Report 2014.

New structure of the Corporate Center

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new units, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM), each of which are reported separately. Comparative information was restated to reflect this change in presentation. The presentation of Corporate Center – Non-core and Legacy Portfolio was not affected by this change.

è	Refer to Note 2 for more information

Review of actuarial assumptions used in calculating the defined benefit obligation of the Swiss pension plan

UBS AG regularly reviews the actuarial assumptions used in calculating its defined benefit obligations to determine their continuing relevance. Following the Swiss National Bank’s actions on 15 January 2015 and the resulting impact on Swiss franc interest rates, in the first quarter of 2015, UBS AG carried out a detailed methodology review of the actuarial assumptions used in calculating its defined benefit obligation for its Swiss pension plan. As a result, UBS AG enhanced its methodology for estimating the discount rate by improving the construction of the yield curve where the market for long tenor maturities of Swiss high-quality corporate bonds was not sufficiently deep. Furthermore, UBS AG refined its approach to estimating the rate of salary increases, the rate of interest credit on retirement savings, the rate of employee turnover and the rate of employee disabilities. These improvements in estimates resulted in a net decrease in the defined benefit obligation of the Swiss pension plan of approximately CHF 2.0 billion. Together with the increase in the fair value of plan assets and partly offset by the effect of a decrease in the applicable discount rate, this resulted in the recognition of a net pension asset for the Swiss pension plan of approximately CHF 0.9 billion as of 31 March 2015, reflecting the estimated future economic benefits available to UBS AG.

Statement of cash flows – definition of cash and cash equivalents

In the first quarter of 2015, UBS AG refined its definition of cash and cash equivalents presented in the statement of cash flows to exclude cash collateral receivables on derivative instruments with bank counterparties. The refined definition is consistent with the treatment of these receivables in UBS AG’s liquidity and funding management framework and with liquidity and funding regulations, which became effective in the first quarter of 2015, and is considered to result in the presentation of more relevant information. Comparative period information was restated accordingly. As a result, cash and cash equivalents as of 31 December 2014, 31 March 2014 and 31 December 2013 were reduced by CHF 10,265 million, CHF 7,824 million and CHF 8,982 million, respectively. Additionally, for the quarter ended 31 March 2014, cash flows from operating activities increased by CHF 1,092 million and the loss from effects of exchange rate differences on cash and cash equivalents decreased by CHF 66 million.

14

Note 2 Segment reporting

UBS AG’s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its units, reflect the management structure of UBS AG. The non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS AG’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS AG’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions, are considered reconciling differences to UBS AG results and are reported collectively under Corporate Center – Services. Total intersegment revenues for UBS AG are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Group Asset and Liability Management and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Services.

15

Notes to the UBS AG interim consolidated financial statements

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the quarter ended 31 March 2015
Net interest income	429	239	465	(9)	399	(79)	209	(16)	1,638
Non-interest income	1,686	1,539	412	515	2,300	624	217	(55)	7,239
Allocations from Group ALM to business divisions	131	23	122	5	(34)	54	(289)	(12)	0
Income[1]	2,246	1,801	1,000	511	2,664	599	137	(83)	8,876
Credit loss (expense)/recovery	1	0	(21)	0	2	0	0	2	(16)
Total operating income	2,247	1,801	979	511	2,666	599	137	(80)	8,860
Personnel expenses	878	1,232	350	224	1,294	121	(2)	74	4,172
General and administrative expenses	359	271	193	110	537	203	(3)	78	1,747
Services (to)/from other business divisions	8	2	(26)	(4)	4	5	0	12	0
Depreciation and impairment of property and equipment	54	37	35	11	70	6	0	7	221
Amortization and impairment of intangible assets	1	12	0	2	7	5	0	0	28
Total operating expenses[2]	1,301	1,554	552	343	1,912	340	(4)[3]	170	6,167
Operating profit/(loss) before tax	946	247	427	168	754	259	141	(250)	2,693
Tax expense/(benefit)									669
Net profit/(loss)									2,023

As of 31 March 2015
Total assets	125,538	55,665	143,286	14,058	303,226	20,559	227,729	160,060	1,050,122

For the quarter ended 31 March 2014[4]
Net interest income	397	195	448	(12)	435	(82)	135	57	1,572
Non-interest income	1,450	1,423	384	458	1,791	127	25	1	5,658
Allocations from Group ALM to business divisions	97	27	89	5	(37)	53	(206)	(29)	0
Income[1]	1,943	1,644	921	451	2,190	98	(46)	30	7,230
Credit loss (expense)/recovery	0	17	12	0	0	0	0	0	28
Total operating income	1,943	1,661	932	451	2,190	97	(46)	29	7,258
Personnel expenses	847	1,126	353	208	1,191	142	(4)	104	3,967
General and administrative expenses	412	250	192	114	499	89	(4)	128	1,679
Services (to)/from other business divisions	17	2	(31)	(5)	2	0	0	15	0
Depreciation and impairment of property and equipment	48	30	33	10	70	2	0	7	199
Amortization and impairment of intangible assets	2	12	0	2	3	1	0	0	20
Total operating expenses[2]	1,325	1,419	547	329	1,765	235	(8)[3]	254	5,865
Operating profit/(loss) before tax	619	242	386	122	425	(137)	(39)	(225)	1,393
Tax expense/(benefit)									339
Net profit/(loss)									1,054

As of 31 December 2014
Total assets	127,588	56,026	143,711	15,207	292,347	19,720	237,902	169,826	1,062,327

1    Refer to Note 10 for more information on own credit in Corporate Center – Services.    2     Refer to Note 18 for information on restructuring charges.    3    Operating expenses for Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Group ALM incurred total operating expenses before allocations of CHF 11 million in the first quarter of 2015 and of CHF 5 million in the first quarter of 2014, respectively.    4    Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

16

Note 3 Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Net interest and trading income
Net interest income	1,638	1,867	1,572	(12)	4
Net trading income	2,128	436	1,357	388	57
Total net interest and trading income	3,766	2,303	2,929	64	29
Wealth Management	806	766	671	5	20
Wealth Management Americas	357	357	324	0	10
Retail & Corporate	687	655	602	5	14
Global Asset Management	(6)	4	(1)		500
Investment Bank	1,726	1,019	1,257	69	37
of which: Corporate Client Solutions	296	210	266	41	11
of which: Investor Client Services	1,430	809	991	77	44
Corporate Center	195	(498)	76		157
of which: Services	251	82	97	206	159
of which: own credit on financial liabilities designated at fair value[1]	226	70	88	223	157
of which: Group ALM	68	(233)	(33)
of which: Non-core and Legacy Portfolio	(123)	(347)	12	(65)
Total net interest and trading income	3,766	2,303	2,929	64	29

Net interest income
Interest income
Interest earned on loans and advances	2,099	2,323	2,052	(10)	2
Interest earned on securities borrowed and reverse repurchase agreements	192	202	164	(5)	17
Interest and dividend income from trading portfolio	755	656	852	15	(11)
Interest income on financial assets designated at fair value	43	52	56	(17)	(23)
Interest and dividend income from financial investments available-for-sale	84	80	67	5	25
Total	3,174	3,314	3,191	(4)	(1)
Interest expense
Interest on amounts due to banks and customers	165	178	199	(7)	(17)
Interest on securities lent and repurchase agreements	191	192	178	(1)	7
Interest expense from trading portfolio[2]	410	231	436	77	(6)
Interest on financial liabilities designated at fair value	191	216	247	(12)	(23)
Interest on debt issued	579	629	560	(8)	3
Total	1,536	1,447	1,620	6	(5)
Net interest income	1,638	1,867	1,572	(12)	4

Net trading income
Investment Bank Corporate Client Solutions	136	(29)	106		28
Investment Bank Investor Client Services	1,222	508	747	141	64
Other business divisions and Corporate Center	770	(42)	504		53
Net trading income	2,128	436	1,357	388	57
of which: net gains/(losses) from financial liabilities designated at fair value1, [3]	(988)	(341)	(465)	190	112

1  Refer to Note 10 for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

17

Notes to the UBS AG interim consolidated financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Underwriting fees	366	307	320	19	14
of which: equity underwriting fees	229	197	185	16	24
of which: debt underwriting fees	138	110	135	25	2
M&A and corporate finance fees	178	250	155	(29)	15
Brokerage fees	1,077	1,018	1,010	6	7
Investment fund fees	923	937	933	(1)	(1)
Portfolio management and advisory fees	1,940	1,957	1,719	(1)	13
Other	421	434	423	(3)	0
Total fee and commission income	4,906	4,903	4,560	0	8
Brokerage fees paid	232	235	200	(1)	16
Other	251	272	248	(8)	1
Total fee and commission expense	483	507	448	(5)	8
Net fee and commission income	4,423	4,396	4,112	1	8
of which: net brokerage fees	845	783	811	8	4

Note 5 Other income

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	141	(1)	6
Net gains/(losses) from disposals of investments in associates	0	0	0
Share of net profits of associates	23	18	35	28	(34)
Total	164	17	42	865	290
Financial investments available-for-sale
Net gains/(losses) from disposals	105	62	40	69	163
Impairment charges	0	(18)	0	(100)
Total	105	45	39	133	169
Net income from properties (excluding net gains/losses from disposals)[2]	7	8	7	(13)	0
Net gains/(losses) from investment properties at fair value[3]	0	1	1	(100)	(100)
Net gains/(losses) from disposals of properties held for sale	378	20	23
Net gains/(losses) from disposals of loans and receivables	26	(2)	9		189
Other	8	18	67	(56)	(88)
Total other income	687	106	189	548	263

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2   Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

18

Note 6 Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Salaries and variable compensation	2,625	2,238	2,520	17	4
Contractors	81	63	54	29	50
Social security	230	182	259	26	(11)
Pension and other post-employment benefit plans	224	179	193	25	16
Wealth Management Americas: Financial advisor compensation[1]	870	920	790	(5)	10
Other personnel expenses	142	150	152	(5)	(7)
Total personnel expenses[2]	4,172	3,732	3,967	12	5

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2   Includes restructuring charges. Refer to Note 18 for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Occupancy	227	264	251	(14)	(10)
Rent and maintenance of IT and other equipment	149	150	117	(1)	27
Communication and market data services	155	159	150	(3)	3
Administration	151	271	106	(44)	42
Marketing and public relations	79	151	94	(48)	(16)
Travel and entertainment	105	129	107	(19)	(2)
Professional fees	286	380	256	(25)	12
Outsourcing of IT and other services	393	459	357	(14)	10
Provisions for litigation, regulatory and similar matters[1,2]	58	310	193	(81)	(70)
Other[3]	141	87	49	62	188
Total general and administrative expenses[4]	1,747	2,359	1,679	(26)	4

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the first quarter of 2015 included recoveries from third parties of CHF 9 million (fourth quarter of 2014: CHF 0 million, first quarter of 2014: CHF 1 million).    2  Refer to Note 16 for more information.    3  The fourth quarter of 2014 included a net charge of CHF 42 million related to certain disputed receivables.    4  Includes restructuring charges. Refer to Note 18 for more information.

Note 8 Income taxes

UBS AG recognized a net income tax expense of CHF 669 million for the first quarter of 2015 compared with a net tax benefit of CHF 515 million in the prior quarter. The first quarter net expense included a deferred tax expense of CHF 502 million, which reflects the amortization of previously recognized deferred tax assets that are utilized against Swiss taxable profits for the quarter. In addition, the quarterly charge included net tax expenses of CHF 149 million in respect of taxable profits primarily generated by branches and subsidiaries outside of Switzerland. Furthermore, the net income tax expense included a decrease in recognized deferred tax assets of CHF 18 million to reflect changes in tax law and also updated profit forecasts in certain locations.

19

Notes to the UBS AG interim consolidated financial statements

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS AG shareholders	2,023	893	1,054	127	92

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS AG shareholders	2,023	893	1,054	127	92
Less: (profit)/loss on UBS AG equity derivative contracts	0	0	0
Net profit/(loss) attributable to UBS AG shareholders for diluted EPS	2,023	893	1,054	127	92

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,836,398,755	3,798,668,064	3,766,005,832	1	2
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	0	43,941,282	85,654,571	(100)	(100)
Weighted average shares outstanding for diluted EPS	3,836,398,755	3,842,609,346	3,851,660,403	0	0

Earnings per share (CHF)
Basic	0.53	0.24	0.28	121	89
Diluted	0.53	0.23	0.27	130	96

Shares outstanding
Shares issued	3,844,560,913	3,844,560,913	3,843,383,192	0	0
Treasury shares	8,714,477	2,115,255	92,241,706	312	(91)
Shares outstanding	3,835,846,436	3,842,445,658	3,751,141,486	0	2
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.
				% change from
Number of shares	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Potentially dilutive instruments
Employee share-based compensation awards	0	0	106,001,462		(100)
Other equity derivative contracts	0	0	13,408,690		(100)
Total	0	0	119,410,152		(100)

20

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2014 which provides more information on UBS AG’s valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below provides the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Balance at the beginning of the period	480	518	486
Profit/(loss) deferred on new transactions	76	79	103
(Profit)/loss recognized in the income statement	(81)	(128)	(70)
Foreign currency translation	(17)	12	(5)
Balance at the end of the period	458	480	514

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain/(loss), CHF billion	31.3.15	31.12.14
Credit valuation adjustments[1]	(0.5)	(0.5)
Funding valuation adjustments	(0.2)	(0.1)
Debit valuation adjustments	0.0	0.0
Other valuation adjustments	(0.8)	(0.9)
of which: bid-offer	(0.5)	(0.5)
of which: model uncertainty	(0.4)	(0.4)

1  Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 March 2015, 31 December 2014 and 31 March 2014, respectively, are summarized in the table below. Life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period ended consists of changes in fair value that are attributable to the change in UBS AG’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Gain/(loss) for the period ended	226	70	88
Life-to-date gain/(loss)	(52)	(302)	(485)

21

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

The classification in the fair value hierarchy of UBS AG’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	98.7	26.8	3.0	128.5	101.7	27.2	3.5	132.4
of which:
Government bills/bonds	9.2	4.2	0.0	13.5	8.8	4.7	0.0	13.6
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	11.2	1.3	12.8	0.6	11.0	1.4	12.9
Loans	0.0	1.9	0.8	2.7	0.0	2.2	1.1	3.2
Investment fund units	7.3	6.2	0.2	13.7	6.7	6.4	0.3	13.4
Asset-backed securities	0.0	1.3	0.4	1.8	0.0	1.5	0.6	2.1
Equity instruments	66.4	1.4	0.1	68.0	68.8	0.8	0.1	69.8
Financial assets for unit-linked investment contracts	15.4	0.5	0.1	16.0	16.8	0.6	0.1	17.4

Positive replacement values	1.2	247.4	4.3	252.9	1.0	251.6	4.4	257.0
of which:
Interest rate contracts	0.0	120.4	0.4	120.8	0.0	123.4	0.2	123.7
Credit derivative contracts	0.0	5.6	1.7	7.3	0.0	9.8	1.7	11.5
Foreign exchange contracts	0.7	100.4	0.7	101.8	0.7	97.0	0.6	98.4
Equity/index contracts	0.0	17.4	1.5	18.9	0.0	17.7	1.9	19.5
Commodity contracts	0.0	3.5	0.0	3.5	0.0	3.6	0.0	3.6

Financial assets designated at fair value	0.2	1.4	3.2	4.8	0.1	0.9	3.5	4.5
of which:
Loans (including structured loans)	0.0	1.4	1.2	2.6	0.0	0.8	1.0	1.7
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.9	1.9	0.0	0.1	2.4	2.5
Other	0.2	0.0	0.1	0.3	0.1	0.0	0.1	0.3

Financial investments available-for-sale	41.7	28.8	0.6	71.1	32.7	23.9	0.6	57.2
of which:
Government bills/bonds	38.0	3.0	0.0	41.0	30.3	2.8	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	3.5	21.8	0.0	25.4	2.2	16.9	0.0	19.1
Investment fund units	0.0	0.1	0.2	0.3	0.0	0.1	0.2	0.3
Asset-backed securities	0.0	3.8	0.0	3.8	0.0	4.0	0.0	4.0
Equity instruments	0.2	0.0	0.4	0.6	0.2	0.1	0.4	0.7

Non-financial assets
Precious metals and other physical commodities	5.2	0.0	0.0	5.2	5.8	0.0	0.0	5.8

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.1	0.2	0.2
Total assets measured at fair value	146.8	304.5	11.2	462.5	141.4	303.5	12.2	457.1

22

Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	25.9	4.1	0.1	30.1	23.9	3.9	0.1	28.0
of which:
Government bills/bonds	6.6	1.3	0.0	7.8	7.0	1.2	0.0	8.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	2.6	0.0	2.7	0.1	2.4	0.1	2.6
Investment fund units	0.6	0.1	0.0	0.7	1.1	0.1	0.0	1.2
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	18.7	0.1	0.0	18.9	15.7	0.1	0.0	15.9

Negative replacement values	1.4	244.7	4.7	250.9	1.1	248.1	5.0	254.1
of which:
Interest rate contracts	0.0	114.1	0.2	114.3	0.0	117.3	0.6	117.9
Credit derivative contracts	0.0	6.0	1.9	8.0	0.0	10.0	1.7	11.7
Foreign exchange contracts	0.9	100.0	0.3	101.3	0.7	96.6	0.3	97.6
Equity/index contracts	0.0	21.2	2.3	23.5	0.0	20.9	2.4	23.3
Commodity contracts	0.0	3.4	0.0	3.4	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	59.3	10.8	70.1	0.0	63.4	11.9	75.3
of which:
Non-structured fixed-rate bonds	0.0	1.9	2.0	3.9	0.0	2.3	2.2	4.5
Structured debt instruments issued	0.0	53.4	6.8	60.2	0.0	56.6	7.3	63.9
Structured over-the-counter debt instruments	0.0	3.8	1.3	5.2	0.0	4.1	1.5	5.7
Structured repurchase agreements	0.0	0.2	0.6	0.8	0.0	0.3	0.9	1.2
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.3	0.0	16.3	0.0	17.6	0.0	17.6
Total liabilities measured at fair value	27.3	324.4	15.6	367.4	25.0	333.0	17.0	375.0

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.1 billion (of which CHF 0.7 billion were net Level 2 assets and CHF 0.6 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. 2 Financial assets held for trading do not include precious metals and commodities. 3 Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.9 billion, which were mainly comprised of financial assets held for trading and financial investments available-for-sale, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 2 to Level 1 during the first quarter of 2015, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 1.3 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, were transferred from Level 1 to Level 2 during the first quarter of 2015, generally due to diminished levels of trading activity observed within the market. Transfers of financial liabilities from level 1 to level 2 during the first quarter of 2015 were not significant.

23

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 31 March 2015, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	equity/index contracts;
–	non-structured fixed-rate bonds and
–	structured debt instruments issued (equity and credit-linked).

Significant movements in Level 3 instruments during the quarter ended 31 March 2015 were as described below.

Financial assets held for trading

Financial assets held for trading decreased to CHF 3.0 billion from CHF 3.5 billion during the quarter. Issuances of CHF 2.3 billion and purchases of CHF 0.2 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 2.1 billion, primarily comprised of loans, and net losses included in comprehensive income totaling CHF 0.6 billion. Transfers out of Level 3 during the quarter amounted to CHF 0.4 billion and were primarily comprised of loans and corporate bonds, reflecting increased observability of the respective credit spread inputs. Transfers into Level 3 amounted to CHF 0.2 billion and were mainly comprised of mortgage-backed securities due to decreased observability of credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.2 billion from CHF 3.5 billion during the quarter, mainly reflecting net losses of CHF 0.6 billion included in comprehensive income which were partly offset by transfers into Level 3 totaling CHF 0.3 billion.

24

Note 10 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale were unchanged at CHF 0.6 billion with no significant movements during the quarter.

Positive replacement values

Positive replacement values decreased to CHF 4.3 billion from CHF 4.4 billion during the quarter. Settlements and issuances each amounted to CHF 0.8 billion and were primarily related to credit derivative contracts and equity/index contracts. Transfers into Level 3 amounted to CHF 0.3 billion and were mainly comprised of interest rate contracts and credit derivative contracts, primarily resulting from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.2 billion and were mainly comprised of credit derivative contracts, primarily resulting from changes in the availability of observable inputs for credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 4.7 billion from CHF 5.0 billion during the quarter. Settlements and issuances amounted to CHF 0.7 billion and CHF 0.5 billion, respectively, and were primarily comprised of equity/index contracts and credit derivative contracts. Transfers into and out of Level 3 each amounted to CHF 0.2 billion and were mainly comprised of credit derivative contracts resulting from changes in the availability of observable inputs for credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 10.8 billion from CHF 11.9 billion during the quarter. Settlements of CHF 1.9 billion, primarily comprised of equity and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and structured repurchase agreements, were mostly offset by issuances of CHF 1.3 billion, mainly comprised of equity-linked structured debt instruments issued, as well as net losses of CHF 0.6 billion included in comprehensive income. Foreign currency translation effects reduced financial liabilities designated at fair value by CHF 0.6 billion. Transfers into and out of Level 3 amounted to CHF 0.2 billion and CHF 0.7 billion, respectively, and were primarily comprised of equity and credit-linked structured debt instruments issued, resulting from changes in the availability of observable credit spread and equity volatility inputs used to determine the fair value of the embedded options in these structures.

25

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Movements of Level 3 instruments

		Total gains / losses included in
		comprehensive income
		Net	of which:
		interest	related to
		income,	Level 3 in-
		net	struments
	Balance	trading	held at	Other						Trans-	Foreign	Balance
	as of	income	the end of	compre-					Trans-	fers	currency	as of
	31 Decem-	and other	the report-	hensive	Pur-		Issu-	Settle-	fers into	out of	trans-	31 March
CHF billion	ber 2013	income	ing period	income	chases	Sales	ances	ments	Level 3	Level 3	lation	2014

Financial assets held for trading[1]	4.3	(0.1)	(0.1)	0.0	0.2	(0.9)	0.6	0.0	0.3	(0.4)	0.0	3.9
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.1	(0.2)	0.0	1.5
Loans	1.0	(0.1)	(0.1)	0.0	0.0	(0.6)	0.6	0.0	0.0	(0.1)	0.0	0.8
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	1.0
Other	0.6	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6

Financial assets designated at fair value	4.4	(0.1)	0.0	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	4.1
of which:
Loans (including structured loans)	1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2
Structured reverse repurchase and securities borrowing agreements	3.1	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	2.7
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8

Positive replacement values	5.5	(0.3)	(0.2)	0.0	0.0	0.0	0.6	(0.7)	0.8	(0.3)	0.0	5.6
of which:
Credit derivative contracts	3.0	(0.1)	(0.2)	0.0	0.0	0.0	0.1	(0.4)	0.5	(0.1)	0.0	2.9
Foreign exchange contracts	0.9	(0.1)	0.0	0.0	0.0	0.0	0.1	0.0	0.0	(0.1)	0.0	0.8
Equity/index contracts	1.2	0.1	0.1	0.0	0.0	0.0	0.3	(0.2)	0.1	(0.1)	0.0	1.3
Other	0.3	(0.2)	(0.1)	0.0	0.0	0.0	0.2	0.0	0.3	0.0	0.0	0.6

Negative replacement values	4.4	0.1	0.2	0.0	0.0	0.0	0.8	(0.6)	0.7	(0.2)	0.0	5.3
of which:
Credit derivative contracts	2.0	(0.1)	(0.1)	0.0	0.0	0.0	0.3	(0.3)	0.4	(0.2)	0.0	2.1
Foreign exchange contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4
Equity/index contracts	1.5	0.1	0.2	0.0	0.0	0.0	0.4	(0.2)	0.1	0.0	0.0	1.9
Other	0.5	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.9

Financial liabilities designated at fair value	12.1	0.6	0.8	0.0	0.0	0.0	1.7	(2.1)	1.2	(1.2)	(0.1)	12.3
of which:
Non-structured fixed-rate bonds	1.2	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.3	(0.2)	0.0	1.5
Structured debt instruments issued	7.9	0.4	0.4	0.0	0.0	0.0	0.9	(0.9)	0.8	(1.0)	0.0	8.1
Structured over-the-counter debt instruments	1.8	0.1	0.1	0.0	0.0	0.0	0.7	(0.9)	0.1	0.0	0.0	1.8
Structured repurchase agreements	1.2	0.1	0.3	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	1.0

1 Includes assets pledged as collateral which may be sold or repledged by counterparties. 2 Total Level 3 assets as of 31 March 2015 were CHF 11.2 billion (31 December 2014: CHF 12.2 billion). Total Level 3 liabilities as of 31 March 2015 were CHF 15.6 billion (31 December 2014: CHF 17.0 billion).

26

	Total gains/losses included in
	comprehensive income
	Net	of which:
	interest	related to
	income,	Level 3 in-
	net	struments
Balance	trading	held at	Other						Trans-	Foreign	Balance
as of	income	the end of	compre-					Trans-	fers	currency	as of
31 Decem-	and other	the reporting	hensive	Pur-		Issu-	Settle-	fers into	out of	trans-	31 March
ber 2014	income	period	income	chases	Sales	ances	ments	Level 3	Level 3	lation	2015[2]

3.5	(0.6)	(0.2)	0.0	0.2	(2.1)	2.3	0.0	0.2	(0.4)	(0.1)	3.0

1.4	0.1	0.1	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	(0.1)	1.3
1.1	(0.6)	(0.2)	0.0	0.0	(1.8)	2.3	0.0	0.0	(0.2)	0.0	0.8
0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.4
0.5	(0.1)	(0.1)	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.5

3.5	(0.6)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	3.2

1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	1.2

2.4	(0.5)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.9
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

4.4	0.0	0.0	0.0	0.0	0.0	0.8	(0.8)	0.3	(0.2)	(0.2)	4.3

1.7	0.1	0.1	0.0	0.0	0.0	0.6	(0.5)	0.1	(0.1)	(0.2)	1.7
0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
1.9	(0.2)	(0.2)	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	1.5
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

5.0	0.2	0.1	0.0	0.0	0.0	0.5	(0.7)	0.2	(0.2)	(0.2)	4.7

1.7	0.3	0.3	0.0	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	1.9
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
2.4	0.1	0.1	0.0	0.0	0.0	0.3	(0.5)	0.0	0.0	(0.1)	2.3
0.6	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.2

11.9	0.6	0.6	0.0	0.0	0.0	1.3	(1.9)	0.2	(0.7)	(0.6)	10.8

2.2	0.0	0.1	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	2.0

7.3	0.5	0.3	0.0	0.0	0.0	1.2	(1.2)	0.2	(0.7)	(0.4)	6.8

1.5	0.1	0.1	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	(0.1)	1.3

0.9	(0.1)	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6

27

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents UBS AG’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 1–186 points represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 99 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 94% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 88 points.

For credit derivatives, the bond price range of 12–100 points disclosed represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 87–101 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of UBS AG of such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 43–123 basis points in loans and 0–992 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase/(decrease) in this unobservable input in isolation would result in a significantly higher/(lower) fair value for bonds

28

Note 10 Fair value measurement (continued)

trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 9%.

For credit derivatives, the range of 1–20% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–15% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase/(decrease) in this unobservable input in isolation would result in significantly lower/(higher) cash flows for the deal (and thus lower/(higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The range of 0–9% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease/(increase) in the loss severity in isolation would result in significantly higher/(lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease/(increase) in the unobservable input in isolation would result in a significantly higher/(lower) fair value.

The different ranges represent the different discount rates across loans (0–13%), asset-backed securities (0–16%) and credit derivatives (0–30%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 5.3%. For loans, the average effective DM is 1.62% compared with the disclosed range of 0–13%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–14% reflects the expected range of dividend rates for the portfolio.

29

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 13–100% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of equity stocks, equity and other indices – the range of 1–140% is reflective of the range of underlying stock volatilities.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	31.3.15		31.12.14
CHF billion	31.3.15	31.12.14	31.3.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.3	1.4	0.0	0.1	Relative value to market comparable	Bond price equivalent	1	186	8	144	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.2	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	87	101	80	101	points
					Discounted expected						basis
					cash flows	Credit spread	43	123	37	138	points
					Market comparable and securitization model	Discount margin/spread	0	13	0	13	%
					Mortality dependent
					cash flow	Volatility of mortality[2]			270	280	%
					Relative value to
Investment fund units[3]	0.4	0.5	0.0	0.0	market comparable	Net asset value
Asset-backed securities	0.4	0.6	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Discount margin/spread	0	16	0	22	%
					Relative value to
					market comparable	Bond price equivalent	0	102	0	102	points
					Relative value to
Equity instruments[3]	0.5	0.5	0.0	0.0	market comparable	Price
Structured (reverse)					Discounted expected						basis
repurchase agreements	1.9	2.4	0.6	0.9	cash flows	Funding spread	10	163	10	163	points
Financial assets for unit-linked					Relative value to
investment contracts[3]	0.1	0.1			market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[4]			10.2	11.0

30

Note 10 Fair value measurement (continued)

variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)

	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	31.3.15		31.12.14
CHF billion	31.3.15	31.12.14	31.3.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.4	0.2	0.2	0.6	Option model	Volatility of interest rates	13	100	13	94	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	94	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	1.7	1.7	1.9	1.7	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	992	0	963	basis points
						Upfront price points	9	65	15	83	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	85	10	85	%
						Discount margin/spread	0	30	0	32	%
						Credit pair correlation	57	94	57	94	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	20	1	16	%
						Constant default rate	0	9	0	9	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	1	17	1	33	%
						Bond price equivalent	12	100	12	100	points
Foreign exchange contracts	0.7	0.6	0.3	0.3	Option model	Rate-to-FX correlation	(57)	60	(57)	60	%
						FX-to-FX correlation	(70)	80	(70)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	15	0	13	%
Equity/index contracts	1.5	1.9	2.3	2.4	Option model	Equity dividend yields	0	14	0	15	%
						Volatility of equity stocks, equity and other indices	1	140	1	130	%
						Equity-to-FX correlation	(45)	86	(55)	84	%
						Equity-to-equity correlation	18	99	18	99	%
Non-financial assets3, [5]	0.1	0.2			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2 The range of inputs is not disclosed for 31 March 2015 because this unobservable input parameter was not significant to the respective valuation technique as of that date.     3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.     4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.     5 Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

31

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

–

Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which UBS AG has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 18–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (45)–86% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where UBS AG can fund itself on an unsecured basis, but provide an estimate of where UBS AG can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of UBS AG of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 9–65% within the table below represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 65% represent a distressed credit.

32

Note 10 Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 March 2015, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.8 billion and CHF 0.7 billion, respectively (31 December 2014: CHF 1.0 billion and CHF 0.8 billion, respectively). The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.15		31.12.14
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	0	(1)	10	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	36	(38)	33	(41)
Traded loans, loans designated at fair value, loan commitments and guarantees	97	(43)	103	(63)
Asset-backed securities	14	(12)	16	(12)
Equity instruments	101	(50)	105	(42)
Interest rate derivative contracts, net	114	(77)	106	(58)
Credit derivative contracts, net	124	(141)	248	(277)
Foreign exchange derivative contracts, net	40	(37)	35	(32)
Equity/index derivative contracts, net	72	(67)	82	(83)
Structured debt instruments and non-structured fixed-rate bonds	170	(170)	202	(199)
Other	16	(16)	23	(17)
Total	782	(652)	965	(824)

1  Of the total favorable change, CHF 111 million as of 31 March 2015 (31 December 2014: CHF 116 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 60 million as of 31 March 2015 (31 December 2014: CHF 56 million) related to financial investments available-for-sale.

33

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.15		31.12.14
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	68.9	68.9	104.1	104.1
Due from banks	13.3	13.3	13.3	13.3
Cash collateral on securities borrowed	26.8	26.8	24.1	24.1
Reverse repurchase agreements	79.8	79.8	68.4	68.4
Cash collateral receivables on derivative instruments	34.5	34.5	31.0	31.0
Loans	315.0	317.6	316.0	318.6
Other assets	22.7	22.5	21.3	21.2
Liabilities
Due to banks	10.3	10.3	10.5	10.5
Cash collateral on securities lent	9.7	9.7	9.2	9.2
Repurchase agreements	14.2	14.2	11.8	11.8
Cash collateral payables on derivative instruments	47.1	47.1	42.4	42.4
Due to customers	404.8	404.8	411.0	411.0
Debt issued	84.7	88.0	91.2	94.3
Other liabilities	46.9	46.9	46.0	46.0
Guarantees/Loan commitments
Guarantees[1]	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	0.0

1  The carrying value of guarantees represented a liability of CHF 0.0 billion as of 31 March 2015 (31 December 2014: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 March 2015 (31 December 2014: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions used relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS AG applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS AG’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS AG’s balance sheet and net profit.

34

Note 11 Derivative instruments 1

	31.3.15
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	121	1,876	114	1,837	10,674
Credit derivative contracts	7	191	8	205	0
Foreign exchange contracts	102	3,054	101	2,836	13
Equity/index contracts	19	260	23	331	44
Commodity contracts	4	37	3	32	8
Unsettled purchases of non-derivative financial investments[4]	0	29	0	27	0
Unsettled sales of non-derivative financial investments[4]	0	35	0	23	0
Total derivative instruments, based on IFRS netting[5]	253	5,481	251	5,291	10,740

	31.12.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	124	2,188	118	2,085	13,448
Credit derivative contracts	11	248	12	252	0
Foreign exchange contracts	98	3,116	98	2,901	15
Equity/index contracts	20	240	23	310	38
Commodity contracts	4	38	3	31	7
Unsettled purchases of non-derivative financial investments[4]	0	11	0	13	0
Unsettled sales of non-derivative financial investments[4]	0	16	0	9	0
Total derivative instruments, based on IFRS netting[5]	257	5,858	254	5,600	13,508

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2015, these derivatives amounted to a PRV of CHF 0.7 billion (related notional values of CHF 10.5 billion) and an NRV of CHF 0.6 billion (related notional values of CHF 11.9 billion). As of 31 December 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5  Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 6.8 billion as of 31 March 2015 (31 December 2014: CHF 6.8 billion), and a combined NRV of CHF 6.7 billion as of 31 March 2015 (31 December 2014: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 12 for more information on netting arrangements.

Note 12 Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

35

Notes to the UBS AG interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS AG engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent UBS AG’s actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
31.3.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting ar- rangements[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consid- eration of netting potential	Assets recognized on the balance sheet	Total assets after consid- eration of netting potential	Total assets recognized on the bal- ance sheet
Cash collateral on securities borrowed	26.1	0.0	26.1	(1.9)	(24.2)	0.0	0.7	0.7	26.8
Reverse repurchase agreements	108.8	(43.8)	65.0	(6.5)	(58.5)	0.0	14.8	14.8	79.8
Positive replacement values	246.1	(4.0)	242.1	(190.1)	(34.1)	17.9	10.8	28.7	252.9
Cash collateral receivables on derivative instruments[1]	228.7	(198.3)	30.5	(21.1)	(1.9)	7.5	4.1	11.6	34.5
Financial assets designated at fair value	2.8	0.0	2.8	0.0	(2.2)	0.6	1.9	2.6	4.8
Total assets	612.5	(246.1)	366.4	(219.6)	(120.8)	26.0	32.3	58.3	398.7

31.12.14
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting ar- rangements[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consid- eration of netting potential	Assets recognized on the balance sheet	Total assets after consid- eration of netting potential	Total assets recognized on the bal- ance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1
Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4
Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0
Cash collateral receivables on derivative instruments[1]	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0
Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.4	1.5	4.5
Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	28.6	53.1	384.9

1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2  The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

36

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
31.3.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consider- ation of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consider- ation of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.6)	0.0	1.3	1.3	9.7
Repurchase agreements	54.1	(43.8)	10.3	(6.5)	(3.8)	0.0	3.9	3.9	14.2
Negative replacement values	240.3	(4.0)	236.4	(190.1)	(27.8)	18.4	14.5	32.9	250.9
Cash collateral payables on derivative instruments[1]	240.8	(198.3)	42.5	(28.6)	(2.4)	11.4	4.6	16.0	47.1
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(1.0)	2.0	67.1	69.1	70.1
Total liabilities	546.6	(246.1)	300.5	(227.1)	(41.6)	31.9	91.4	123.3	391.9

31.12.14
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consider- ation of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consider- ation of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2
Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8
Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1
Cash collateral payables on derivative instruments[1]	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4
Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3
Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented in the previous page.    2  The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

37

Notes to the UBS AG interim consolidated financial statements

Note 13 Other assets and liabilities

CHF million	31.3.15	31.12.14

Other assets
Prime brokerage receivables[1]	13,617	12,534
Recruitment loans financial advisors	2,791	2,909
Other loans to financial advisors	473	372
Bail deposit[2]	1,152	1,323
Accrued interest income	480	453
Accrued income – other	1,165	1,009
Prepaid expenses	1,041	1,027
Net defined benefit pension and post-employment assets	887	0
Settlement and clearing accounts	935	616
VAT and other tax receivables	233	272
Properties and other non-current assets held for sale	130	236
Other	2,221	2,317
Total other assets	25,125	23,069

Other liabilities
Prime brokerage payables[1]	39,127	38,633
Amounts due under unit-linked investment contracts	16,250	17,643
Compensation-related liabilities	4,017	5,414
of which: accrued expenses	1,185	2,583
of which: other deferred compensation plans	1,437	1,457
of which: net defined benefit pension and post-employment liabilities	1,395	1,374
Third-party interest in consolidated investment funds	647	707
Settlement and clearing accounts	2,051	1,054
Current and deferred tax liabilities	764	642
VAT and other tax payables	453	420
Deferred income	276	259
Accrued interest expenses	1,208	1,327
Other accrued expenses	2,700	2,472
Other	1,184	1,820
Total other liabilities	68,679	70,392

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2  Refer to item 1 in Note 16b for more information.

38

Note 14 Financial liabilities designated at fair value

CHF million	31.3.15	31.12.14
Non-structured fixed-rate bonds	3,930	4,488
of which: issued by UBS AG with original maturity greater than one year[1,2]	3,264	3,616
Structured debt instruments issued[3]	60,187	63,888
of which: issued by UBS AG with original maturity greater than one year[1,4]	42,203	45,851
Structured over-the-counter debt instruments	5,176	5,662
of which: issued by UBS AG with original maturity greater than one year[1,5]	3,355	3,691
Repurchase agreements	750	1,167
Loan commitments and guarantees[6]	80	93
Total	70,124	75,297
of which: own credit on financial liabilities designated at fair value	52	302

1  Issued by UBS AG (legal entity) or its branches.    2  100% of the balance as of 31 March 2015 was unsecured.    3  Includes non-structured rates-linked debt instruments issued.    4  More than 95% of the balance as of 31 March 2015 was unsecured.    5  More than 35% of the balance as of 31 March 2015 was unsecured.    6  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 15 Debt issued held at amortized cost

CHF million	31.3.15	31.12.14
Certificates of deposit	14,450	16,591
Commercial paper	2,663	4,841
Other short-term debt	5,851	5,931
Short-term debt[1]	22,965	27,363
Non-structured fixed-rate bonds	26,558	24,582
of which: issued by UBS AG with original maturity greater than one year[2]	26,387	24,433
Covered bonds	10,932	13,614
Subordinated debt	15,422	16,123
of which: Swiss SRB Basel III phase-out additional tier 1 capital	1,039	1,197
of which: Swiss SRB Basel III low-trigger loss-absorbing tier 2 capital	10,051	10,464
of which: Swiss SRB Basel III phase-out tier 2 capital	4,332	4,462
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	7,865	8,029
Medium-term notes	14	602
of which: issued by UBS AG with original maturity greater than one year[2]	14	600
Other long-term debt	841	893
of which: issued by UBS AG with original maturity greater than one year[2]	230	261
Long-term debt[3]	61,631	63,844
Total debt issued held at amortized cost[4]	84,596	91,207

1  Debt with an original maturity of less than one year.    2  Issued by UBS AG (legal entity) or its branches. 100% of the balance as of 31 March 2015 was unsecured.    3  Debt with original maturity greater than or equal to one year.    4  Net of bifurcated embedded derivatives with a net positive fair value of CHF 72 million as of 31 March 2015 (31 December 2014: negative net fair value of CHF 25 million).

39

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2014	50	3,053	647	23	153	215	224	4,366
Increase in provisions recognized in the income statement	17	123	169	0	25	1	3	336
Release of provisions recognized in the income statement	(4)	(56)	(7)	(3)	0	(4)	(30)	(104)
Provisions used in conformity with designated purpose	(8)	(311)	(83)	0	(5)	(1)	(108)	(516)
Capitalized reinstatement costs	0	0	0	0	(1)	0	0	(1)
Reclassifications	0	0	0	3	0	0	0	3
Foreign currency translation/unwind of discount	0	(82)	(26)	0	(2)	(12)	(7)	(129)
Balance as of 31 March 2015	55	2,727	699[3]	24	169[4]	199[5]	82	3,956

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel related restructuring provisions of CHF 89 million as of 31 March 2015 (31 December 2014: CHF 116 million) and provisions for onerous lease contracts of CHF 609 million as of 31 March 2015 (31 December 2014: CHF 530 million).     4  Includes reinstatement costs for leasehold improvements of CHF 93 million as of 31 March 2015 (31 December 2014: CHF 98 million) and provisions for onerous lease contracts of CHF 76 million as of 31 March 2015 (31 December 2014: CHF 55 million).     5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

    Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that we have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably esti-

mated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

    Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

    In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we

40

Note 16 Provisions and contingent liabilities (continued)

have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (NPA) described in paragraph 6 of this note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), may be terminated by the DOJ if we commit any US crime or otherwise fail to comply with the NPA, and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 6 of this note for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group first quarter 2015 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Increase in provisions recognized in the income statement	17	17	0	0	10	9	0	70	123
Release of provisions recognized in the income statement	(2)	(1)	(3)	0	(1)	0	0	(49)	(56)
Provisions used in conformity with designated purpose	(2)	(19)	0	(1)	(153)	(13)	0	(123)	(311)
Foreign currency translation/unwind of discount	(19)	(5)	(2)	(3)	(23)	(4)	0	(25)	(82)
Balance as of 31 March 2015	182	202	87	50	1,091	303	0	814	2,727

1 Provisions, if any, for the matters described in Note 16b are recorded in Wealth Management (item 3), Wealth Management Americas (item 5), Investment Bank (items 9 and 10), Corporate Center – Services (item 8) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 4). Provisions, if any, for the matters described in items 1 and 7 are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 6 are allocated between the Investment Bank and Corporate Center – Services.

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

    As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determi-

41

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

nation of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG intends to challenge the judicial process in the European Court of Human Rights. In March 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed.

In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. Separately, in 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, we received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. We are cooperating with the authorities in these investigations.

Our balance sheet at 31 March 2015 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 10 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 10 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 7 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is also named as a defendant in several cases asserting fraud and other claims brought by entities that purchased collateralized debt obligations that had RMBS exposure and that were arranged or sold by UBS.

    UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (Southern District of New York). The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for ten of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In March 2015, the US Court of Appeals for the Tenth Circuit (Tenth Circuit) issued a ruling in a similar case filed by the NCUA against Barclays Capital, Inc. that substantially endorsed the Kansas Court’s reasoning in dismissing certain of the NCUA’s claims as time-barred. However, the Tenth Circuit never-

42

Note 16 Provisions and contingent liabilities (continued)

theless held that the NCUA’s claims against Barclays could proceed because Barclays had contractually agreed not to assert certain statute of limitations defenses against the NCUA. Barclays petitioned the Tenth Circuit for rehearing en banc in March 2015, but the petition was denied in April 2015. Following the Tenth Circuit’s ruling, the NCUA filed a motion for reconsideration seeking to have the Kansas court reconsider its dismissal of claims asserted against UBS for the ten certificates that the Kansas court had found to be time-barred. That motion is pending.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 30 April 2015. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 30 April	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1							13
Demands rescinded by counterparty	110	104	19	303	237				773
Demands resolved in litigation	1	21							21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403
Demands in dispute
Demands in litigation			346	732	1,041				2,118
Demands in review by UBS				2					3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	260		801
Total	122	205	368	1,084	1,404	618	332	0	4,133

1 Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

    In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

    Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty),

43

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 March 2015 reflected a provision of USD 732 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2014	849
Increase in provision recognized in the income statement	67
Release of provision recognized in the income statement	(59)
Provision used in conformity with designated purpose	(125)
Balance as of 31 March 2015	732

    Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed

44

Note 16 Provisions and contingent liabilities (continued)

are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the US District Court for the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

4. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS initiated proceedings against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts, and each of KWL, Depfa and LBBW filed counterclaims. Following trial, the Court ruled that UBS cannot enforce the STCDO/CDS entered into with KWL, LBBW or Depfa, which have been rescinded, granted the fraudulent misrepresentation claims of LBBW and Depfa against UBS, ruled that UBS Global Asset Management breached its duty in the management of the underlying portfolios and dismissed KWL’s monetary counterclaim against UBS. These rulings have been im-

plemented and additional claims relating to interest on collateral and the costs of separate proceedings in Germany have been deferred. UBS has sought leave to appeal the judgment. The court has denied leave to appeal on written submissions and oral argument to reconsider the denial is scheduled for October 2015. UBS has also been ordered to pay part of the other parties’ costs in the proceedings, which have not been fully determined.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Our balance sheet at 31 March 2015 reflected provisions with respect to matters described in this item 4 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

5. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico and distributed by UBS Financial Services Inc. of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 1.1 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In March 2015 a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of

45

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs’ motion to consolidate that action with the federal class action filed in 2014 described above was denied and a motion for class certification is now pending.

Our balance sheet at 31 March 2015 reflected provisions with respect to matters described in this item 5 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

6. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Federal Reserve Board, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong Monetary Authority (HKMA). WEKO stated in 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate foreign exchange benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for UBS’s benefit, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. In 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

Investigations by numerous authorities, including the DOJ, the Federal Reserve Board, the SEC and the CFTC,

remain ongoing notwithstanding the resolutions discussed above. We are in discussions with several investigating authorities about the possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action

46

Note 16 Provisions and contingent liabilities (continued)

plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to our foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ extended the term of the NPA by one year to 18 December 2015. Discussions with DOJ have continued and are at an advanced stage, although no agreement has been reached with the DOJ on the form of a resolution. Other investigating authorities may seek to conclude potential resolutions in the near future. We believe that our provisions in relation to these matters are adequate to meet the anticipated financial terms of such resolutions. There is substantial uncertainty whether any of these discussions will result in a resolution of these matters, whether any resolution will be on the financial terms we currently anticipate, or whether other terms of any such resolution will be agreed.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. The agreement, which is subject to court approval, requires among other things that UBS pay USD 135 million and provide cooperation to the settlement class. In 2015, UBS has been added to putative class actions pending against other banks in federal court in New York on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the US antitrust laws and the US Commodity Exchange Act (CEA) and for unjust enrichment. Since February 2015, putative class actions have been filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 1, 2003. The complaints assert claims under the CEA and the US antitrust laws.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investi-

gations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, Swiss franc (CHF) LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. As noted above, the term of the NPA has been extended by one year to 18 December 2015. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

47

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

   LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR, EURIBOR and US Dollar ISDAFIX. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or US Dollar ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In February 2015, a putative class action was filed in federal court in New York against UBS and other financial institutions on behalf of parties who entered into interest rate derivatives linked to CHF LIBOR. Plaintiffs allege that defendants conspired to manipulate CHF LIBOR and the prices of CHF LIBOR-based derivatives from 1 January 2005 through 31 December 2009 in violation of US antitrust laws and the CEA, among other theories, and seek unspecified compensatory damages, including treble damages. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2015 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

48

Note 16 Provisions and contingent liabilities (continued)

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2015 reflected a provision with respect to matters described in this item 7 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

8. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.4 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative proceedings. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken.

9. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections and presented our position in an oral hearing in 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

10. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide. In January 2015, the SEC announced the resolution of its investigation concerning the operation of UBS’s ATS between 2008 and 2012, which focused on certain order types and disclosure practices that were discontinued two years ago. Under the SEC settlement order, which charges UBS with, among other things, violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 612 of Regulation NMS (known as the sub-penny rule), UBS has paid a total of USD 14.5 million, which includes a fine of USD 12 million and disgorgement of USD 2.4 million. UBS is cooperating in the ongoing regulatory matters, including by the SEC.

49

Notes to the UBS AG interim consolidated financial statements

Note 17 Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

		31.3.15			31.12.14
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,606	(326)	6,281	7,126	(346)	6,780
Performance guarantees and similar instruments	3,187	(742)	2,445	3,285	(706)	2,579
Documentary credits	6,064	(1,624)	4,440	7,283	(1,740)	5,543
Total guarantees	15,857	(2,692)	13,165	17,694	(2,792)	14,902

Commitments
Loan commitments	46,940	(1,279)	45,660	50,693	(1,256)	49,436
Underwriting commitments	1,162	(278)	884	671	(329)	342
Total commitments	48,102	(1,557)	46,544	51,364	(1,586)	49,778

Forward starting transactions[1]
Reverse repurchase agreements	13,194			10,304
Securities borrowing agreements	34			125
Repurchase agreements	12,539			5,368

1 Cash to be paid in the future by either UBS AG or the counterparty.

50

Note 18 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by UBS AG or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center unit
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Wealth Management	46	48	40
Wealth Management Americas	24	23	10
Retail & Corporate	16	16	15
Global Asset Management	18	39	4
Investment Bank	70	60	124
Corporate Center	130	22	11
of which: Services	119	8	2
of which: Non-core and Legacy Portfolio	11	14	9
Total net restructuring charges	305	208	204
of which: personnel expenses	68	93	133
of which: general and administrative expenses	226	104	63
of which: depreciation and impairment of property and equipment	11	9	7
of which: amortization and impairment of intangible assets	0	1	1
Net restructuring charges by personnel expense category
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Salaries and variable compensation	68	95	131
Contractors	5	6	1
Social security	1	1	0
Pension and other post-employment benefit plans	(8)	(11)	(1)
Other personnel expenses	2	2	0
Total net restructuring charges: personnel expenses	68	93	133
Net restructuring charges by general and administrative expense category
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Occupancy	10	12	11
Rent and maintenance of IT and other equipment	31	10	1
Administration	2	2	1
Travel and entertainment	2	4	2
Professional fees	31	42	19
Outsourcing of IT and other services	22	32	12
Other[1]	127	2	17
Total net restructuring charges: general and administrative expenses	226	104	63

1  Mainly comprised of onerous real estate lease contracts.

51

Notes to the UBS AG interim consolidated financial statements

Note 19 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate		Average rate[1]
	As of		For the quarter ended
	31.3.15	31.12.14	31.3.15	31.12.14	31.3.14
1 USD	0.97	0.99	0.95	0.98	0.89
1 EUR	1.04	1.20	1.05	1.20	1.22
1 GBP	1.44	1.55	1.43	1.54	1.48
100 JPY	0.81	0.83	0.80	0.83	0.87

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

52

Supplemental information (unaudited)

for UBS AG (standalone)

53

Supplemental information (unaudited) for UBS AG (standalone)

Income statement

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net interest income	1,348	1,509	1,237	(11)	9
Net fee and commission income	1,563	1,467	1,678	7	(7)
Net trading income	2,197	542	1,210	305	82
Other income from ordinary activities	1,129	1,096	485	3	133
of which: dividend income from investments in subsidiaries and other participations	278	280	21	(1)
Operating income	6,237	4,614	4,610	35	35
Personnel expenses	2,349	432	2,142	444	10
General and administrative expenses	1,369	1,738	1,249	(21)	10
Operating expenses	3,718	2,170	3,391	71	10
Operating profit	2,518	2,444	1,219	3	107
Impairment of investments in subsidiaries and other participations	986	184	176	436	460
Depreciation of fixed assets	170	170	147	0	16
Allowances, provisions and losses	80	(180)	15		433
Profit/(loss) before extraordinary items and taxes	1,282	2,270	880	(44)	46
Extraordinary income	537	1,704	184	(68)	192
of which: reversal of impairments and provisions of subsidiaries and other participations	17	1,683	122	(99)	(86)
Extraordinary expenses	0	0	0
Tax (expense)/benefit	(122)	(62)	(34)	97	259
Net profit for the period	1,696	3,912	1,031	(57)	65

54

Balance sheet

			% change from
CHF million	31.3.15	31.12.14	31.12.14

Assets
Liquid assets	60,944	95,711	(36)
Money market paper	13,030	10,966	19
Due from banks	116,687	112,649	4
Due from customers	186,418	183,091	2
Mortgage loans	155,391	155,406	0
Trading balances in securities and precious metals	96,966	101,820	(5)
Financial investments	48,505	37,154	31
Investments in subsidiaries and other participations	26,243	27,199	(4)
Fixed assets	5,933	5,932	0
Accrued income and prepaid expenses	2,157	2,012	7
Positive replacement values	45,234	42,385	7
Other assets	3,709	3,568	4
Total assets	761,216	777,893	(2)

Liabilities
Money market paper issued	32,042	34,235	(6)
Due to banks	91,758	94,952	(3)
Trading portfolio liabilities	21,884	18,965	15
Due to customers on savings and deposit accounts	111,585	112,709	(1)
Other amounts due to customers	276,535	289,779	(5)
Medium-term notes	539	602	(10)
Bonds issued and loans from central mortgage institutions	73,648	77,067	(4)
Financial liabilities designated at fair value	45,968	49,803	(8)
Accruals and deferred income	4,147	4,700	(12)
Negative replacement values	48,398	42,911	13
Other liabilities	8,098	6,962	16
Allowances and provisions	2,542	2,831	(10)
Total liabilities	717,144	735,517	(2)

Equity
Share capital	384	384	0
General reserve	36,302	28,453	28
Other reserves	5,689	5,689	0
Net profit/(loss) for the year-to-date period	1,696	7,849	(78)
Equity attributable to shareholders	44,072	42,376	4
Total liabilities and equity	761,216	777,893	(2)

Basis of accounting

The UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 of the consolidated financial statements in the UBS AG Annual Report 2014. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements in the UBS AG Annual Report 2014. Further information on the accounting policies applied for the standalone financial statements of UBS AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the UBS AG Annual Report 2014.

55

Supplemental information (unaudited) for UBS AG (standalone)

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital

CHF billion	31.3.15	31.12.14
Equity – Swiss federal banking law	44.1	42.5
Deferred tax assets	2.5	3.5
Defined benefit plans	2.9	3.7
Investments in the finance sector	(8.5)	(9.2)
Own shares, commitments related to own shares and compensation items	(0.2)	0.0
Goodwill and intangible assets	(0.4)	(0.4)
Other adjustments[1]	(4.9)	(4.3)
Common equity tier 1 capital (phase-in)	35.4	35.9
Tier 2 capital	6.3	6.4
Total capital (phase-in)	41.7	42.2

1  Includes accruals for capital returns to shareholders and other items.

Regulatory key figures

	Requirement	Actual
CHF million, except where indicated	31.3.15	31.3.15	31.12.14
Capital ratios – Swiss SRB[1]
Common equity tier 1 capital	29,736	35,412	35,851
Tier 2 capital		6,290	6,390
Total capital	41,483	41,702	42,241
Risk-weighted assets		293,669	293,889
Common equity tier 1 capital ratio (%)	10.1	12.1	12.2
Total capital ratio (%)	14.1	14.2	14.4
Leverage ratio – Swiss SRB[1]
Total capital		41,702	42,241
Leverage ratio denominator		928,004	944,248
Leverage ratio (%)	3.4	4.5	4.5
Leverage ratio – BIS[2]
Tier 1 capital		35,412
Leverage ratio denominator		990,802
Leverage ratio (%)		3.6
Liquidity coverage ratio[3]
Net cash outflows (CHF billion)		141	146
High-quality liquid assets (CHF billion)		158	161
Liquidity coverage ratio (%)	100	112	111

1  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the UBS Group first quarter 2015 report for more information. 2 Based on the BIS Basel III rules which became effective as of 1 January 2015. Refer to the “Capital management” section of the UBS Group first quarter 2015 report for more information. 3 Refer to the “Liquidity and funding management” section of the UBS Group first quarter 2015 report for more information.

Information concerning the capital requirements applicable to UBS AG (standalone) under Swiss SRB Basel III regulations, as revised by FINMA decree dated 20 December 2013, can be found in the document “UBS AG (standalone) regulatory information,” which is available in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors.

The same document contains, for UBS AG (standalone), Swiss SRB Basel III capital information and information on BIS Basel III leverage ratio, the supplemental leverage ratio and the liquidity coverage ratio.

56

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purposes of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS AG and the UBS Group are successful in executing the announced strategic plans, including cost reduction and efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and to maintain the stated capital return objective; (ii) developments in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS AG’s clients and counterparties, and the degree to which UBS AG is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS AG and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS Group AG is successful in completing the squeeze out of minority shareholders of UBS AG; as well as the degree to which UBS AG is successful in executing the transfer of business to UBS Switzerland AG, establishing a US intermediate holding company and implementing the US enhanced prudential standards, changing the operating model of UBS Limited and other changes which UBS AG or the UBS Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to its legal structure or booking model in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS AG, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xi) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS AG will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries to make loans or distributions of any kind, directly or indirectly, to UBS AG; and (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG’s and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: May 8, 2015